Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets out our ratios of earnings to fixed charges for each of the five years ended 31 December 2010, 2009, 2008, 2007, and 2006 based on information derived from our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Year ended 31 December
	2010	2009	2008	2007	2006
Earnings:
Profit from operations before taxes and share of results of associates	7,161	7,150	3,740	5,054	3,332
Add: Fixed charges (below)	4,313	5,014	1,965	1,035	860
Less: Interest Capitalized (below)	35	4	—	—	—

Total earnings	11,439	12,160	5,705	6,089	4,192

Fixed charges:
Interest expense and similar charges	3,848	4,394	1,761	926	771
Accretion expense	351	526	127	49	30
Interest capitalized	35	4	—	—	—
Estimated interest portion of rental expense	79	90	77	60	59

Total fixed charges	4,313	5,014	1,965	1,035	860

Ratio of earnings to fixed charges	2.65	2.43	2.90	5.88	4.87

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by the company as representative of the interest factor attributable to such rent expense.

We did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above.